Exhibit 99.22

American Rebel Light Beer Secures Spring 2026 Distribution Placement Across All 416 Southeastern Grocers Locations - Including Winn-Dixie, Harvey’s, and Fresco y Más - Marking a Major Regional Expansion with the #19 U.S. Grocery Chain

Strategic retail win accelerates national retail rollout and expands access to patriotic consumers across five Southeastern states for American Rebel Holdings, Inc. (NASDAQ: AREB)

Distribution in 416 stores across five states represents a pivotal retail expansion milestone in American Rebel Light Beer’s national retail rollout — building on the Company’s 2025 strategic retail plan.

Key Highlights

●	Major Retail Expansion: American Rebel Light Beer secures spring 2026 distribution across 416 Southeastern Grocers locations — including Winn-Dixie, Harvey’s, and Fresco y Más — marking a significant milestone in the brand’s national rollout strategy.

●	Strategic Roadmap in Action: The placement follows the Company’s July 2025 retail strategy focused on revenue growth acceleration by building independent retail velocity and leveraging seasonal reset windows to secure major grocery authorizations.

●	Scalable Growth Engine: Supported by partnerships with AlcSource and City Brewing , American Rebel is positioned to deliver high-quality, patriotic beer at national scale , meeting strong consumer demand and expanding availability to millions of Americans across five key Southeastern states.

NASHVILLE, TN, Oct. 13, 2025 (GLOBE NEWSWIRE) — American Rebel Holdings, Inc. (NASDAQ: AREB) (“American Rebel” or the “Company”) ( www.americanrebel.com ), America’s Patriotic Brand and the maker of American Rebel Light Beer ( www.americanrebelbeer.com ), today announced a significant retail expansion milestone: spring 2026 distribution across all 416 Southeastern Grocers locations , including flagship banners Winn-Dixie, Harvey’s, and Fresco y Más . The multi-state rollout — spanning Florida, Georgia, Alabama, Mississippi, and Louisiana — marks a major step in the brand’s transition from independent retail traction to large-scale grocery chain presence.

Southeastern Grocers, Inc. (SEG) is one of the largest conventional supermarket companies in the United States and ranks as the #19 grocery retailer nationwide . Headquartered in Jacksonville, Florida, SEG operates more than 400 grocery stores under the Winn-Dixie, Harvey’s Supermarket, and Fresco y Más banners across key Southeastern markets. Its flagship brand, Winn-Dixie , has been a trusted grocery destination for over 95 years , serving millions of customers each week throughout Florida, Georgia, Alabama, Mississippi, and Louisiana . With a deep regional presence, loyal consumer base, and established relationships with leading national brands, SEG represents a strategic retail platform that offers immediate scale, accelerated velocity, and significant revenue growth potential for partners seeking to expand distribution in one of the most competitive and opportunity-rich grocery markets in the country.

Securing placement with a retail partner of this scale underscores American Rebel’s growing commercial relevance and marks a pivotal step in the Company’s long-term plan to build market share and shareholder value in the $100+ billion U.S. light beer category.

This major grocery store distribution win with Southeastern Grocers (SEG) , the #19 grocery retailer in the United States , comes at a pivotal time for American Rebel as it enters the heart of the spring reset cycle — when retail buyers finalize key shelf space decisions for the upcoming year.

“This milestone with Southeastern Grocers represents a transformational leap forward for American Rebel Light Beer and a clear validation of the retail strategy we laid out last summer,” said Andy Ross, CEO of American Rebel Holdings, Inc. “Securing placement across 416 stores with one of America’s top grocery chains not only accelerates our path to meaningful revenue growth but also positions American Rebel as a scalable, national player in the $100+ billion U.S. light beer market. We’re executing against a long-term plan designed to build shareholder value — expanding distribution, increasing brand visibility, and capturing market share in a category hungry for innovation and authenticity.”

American Rebel Light Beer wasn’t brewed to blend in — it was built for patriotic consumers who believe in American values and want a beer that reflects their way of life. This retail win opens the door for additional product placement for American Rebel Light Beer across the Southeastern U.S.A., where American Rebel’s message of freedom, bold taste, and unapologetic patriotism resonates loud and clear.

“This isn’t just a win — it’s a launchpad,” added Todd Porter, President of American Rebel Beverage . “SEG gives us scale, visibility, and access to consumers who share our values. With 416 stores across five states, we’re building real momentum and laying the foundation for long-term growth and continued rapid retail expansion.”

Initial Product Lineup – American Rebel Light Beer

As part of the Southeastern Grocers rollout, American Rebel will introduce two flagship SKUs designed to maximize consumer trial, drive repeat purchase, and establish strong shelf presence across the light beer category:

●	American Rebel Light Lager 12 Pack, 12oz Can

●	American Rebel Light Lager 12pk, 16oz Can

Continued Execution of the American Rebel Beverage Strategic Retail Roadmap

The achievement builds directly on the Company’s July 2025 strategic retail announcement , in which American Rebel outlined a clear roadmap to scale beyond the independent channel. That strategy — focused on accelerating sales velocity , expanding brand visibility , and leveraging spring and fall reset windows — has fueled significant momentum heading into 2026.

In the first half of 2025 alone, American Rebel Light Beer secured over 1,100 independent retail accounts , which now account for more than 57% of total sales . That independent footprint laid the foundation for larger retail conversations, demonstrating strong consumer demand and proven sell-through metrics that have now been translated into a top-tier grocery partnership.

American Rebel Beverages: American Rebel Light Beer (July 2025)

Categorizing Retail Channels for Strategic Expansion

Channel	Description	Strategic Role
Food/Grocery	Supermarkets, Regional Grocery , Natural Foods	High-Volume, Brand Building, Often Seasonal Resets
Club	Costco, Sam’s Club, BJ’s	Bulk Formats, Limited SKU’s, High Barrier Entry
Mass	Walmart, Target	National Scale, Price Sensitive, Data Driven Reviews
Convenience (C-Store)	7-Eleven, Circle K	Impulse Buys, High Frequency, Fast Turn SKU’s
Liquor Stores	Off-Premise Specialty Retailers	Category Expertise, Premium Positioning
Independent Retail	Independent Retail	Early Adopters, Brand Builders, Grassroots Traction

“We said back in July that reset season is where shelf space gets decided — and this win with Southeastern Grocers proves that strategy works,” said Pamela Turner, National Account Manager for American Rebel Light Beer . “Independent velocity, brand advocacy, and consumer enthusiasm have positioned us as a must-carry product heading into 2026. We’re now turning that momentum into significant grocery placement, expanding access to millions of consumers in one of the country’s most competitive beer markets.”

Existing Industry Strategic Partnerships Fuel Scalable Growth for American Rebel Light Beer

American Rebel’s ability to execute at scale is supported by its production and supply chain partnerships with AlcSource and City Brewing Company — two industry leaders that enable the Company to meet rising demand efficiently and consistently.

Through AlcSource’s vertically integrated beverage development and sourcing platform, American Rebel Light Beer leverages advanced production capabilities, quality control, and nationwide logistics support. City Brewing’s large-scale contract brewing network further enhances capacity and flexibility, allowing the Company to fulfill large retail orders and maintain on-shelf availability as distribution grows.

“Partnerships with AlcSource and City Brewing are fundamental to our ability to execute at this level,” added Ross . “They ensure that we can deliver exceptional quality at scale and capitalize on every new retail opportunity — from local independents to major national chains. This new distribution deal is more than a logistics win — it’s a milestone for our patriotic fans across America who have been waiting to see American Rebel Light Beer on the shelves of their local grocery store. This is a major retail victory not just for us as a company, but for every freedom-loving customer who believes in what our brand stands for.”

American Rebel Light Beer Positioned for Continued Rapid Expansion

With this latest retail addition, American Rebel Light Beer now boasts a significantly expanded grocery footprint across the southeastern U.S., complementing its existing independent, convenience, and on-premise distribution base. The Company expects the Southeastern Grocers rollout to materially enhance brand visibility , consumer trial , and market share growth as it continues pursuing additional chain authorizations and geographic expansion throughout 2026.

“We’re just getting started,” added Ross. “This is the first of several major chain announcements we expect over the next 12 months. Our retail partners are responding to strong consumer pull, and our team is executing on the plan we laid out last summer — with measurable results for our shareholders.”

About American Rebel Holdings, Inc.

Nashville-based American Rebel Holdings, Inc. (NASDAQ: AREB) is “America’s Patriotic Brand.” Founded in 2014, the Company has built a portfolio of lifestyle products including safes, personal security solutions, and most recently, American Rebel Light Beer — a premium light beer brewed for hardworking Americans. With a growing retail presence, robust e-commerce platform, and partnerships across multiple consumer categories, American Rebel continues to expand its footprint and deliver innovative products designed for freedom-loving Americans nationwide.

Watch the American Rebel Story as told by our CEO Andy Ross The American Rebel Story

About American Rebel Light Beer

American Rebel Light is more than just a beer – it’s a celebration of freedom, passion, and quality. Brewed with care and precision, our light beer delivers a refreshing taste that’s perfect for every occasion. Since its launch in September 2024, American Rebel Light Beer has rolled out in Tennessee, Connecticut, Kansas, Kentucky, Ohio, Iowa, Missouri, North Carolina, Florida, Indiana, Virginia, Mississippi, and Minnesota.

For launch details and availability, visit www.americanrebelbeer.com or follow us on social media @AmericanRebelBeer.

American Rebel Light is a Premium Domestic Light Lager Beer – all-natural, crisp, clean, and bold with a lighter feel. Approximately 100 calories, 3.2 carbohydrates, and 4.3 percent ABV per 12 oz serving. Brewed without added supplements, corn, rice, or sweeteners.

Media Inquiries

Monica Brennan

Monica@NewtoTheStreet.com

Matt Sheldon

Matt@Precisionpr.com

917-280-7329

Distribution Opportunities

Todd Porter

President, American Rebel Beverage

tporter@americanrebelbeer.com

Investor Relations

ir@americanrebel.com

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations regarding American Rebel Holdings, Inc.’s (“American Rebel” or the “Company”) future performance, retail expansion, brand visibility, consumer demand, and shareholder value creation. Specifically, statements related to the spring 2026 distribution of American Rebel Light Beer across 416 Southeastern Grocers locations, anticipated revenue growth, and future chain authorizations are forward-looking in nature.

Such statements are based on current assumptions, estimates, and projections about the Company’s business and industry, as well as management’s beliefs and expectations. These forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. These risks include, but are not limited to: changes in consumer preferences, competitive pressures, supply chain disruptions, regulatory developments, and the ability to maintain and expand retail partnerships; benefits of our continued sponsorship of high-profile events; success and availability of promotional activities; our ability to effectively execute our business plan; consumer demand for our products; distributor and retailer adoption; production and supply chain capacity; and the Risk Factors contained within our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended December 31, 2024, and our Quarterly Report on Form 10-Q for the three months ended June 30, 2025.

Additionally, the Company appeared before a Nasdaq panel on September 30, 2025, to address its stockholder equity deficiency, which was not cured prior to the expiration of the 180-day extension in August 2025. Since June 30, 2025, the Company has initiated multiple transactions—including debt conversions, minority equity investments, and equity issuances—that were not reflected in its Q2 FY2025 Form 10-Q. Management believes these actions have collectively positioned the Company above the $2.5 million minimum stockholder equity threshold required by Nasdaq. However, the Company is currently awaiting the panel’s decision, which will be based upon both the Company’s presentation and the Nasdaq staff’s recommendations. There can be no assurance that the panel will concur with management’s position or render a favorable ruling.

Any forward-looking statement made herein speaks only as of the date on which it is made. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. American Rebel undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments, or otherwise, except as may be required by law.